Exhibit 99.1

Medigus: An International Aerospace Company has Purchased Dozens of ParaZero’s SafeAir Safety Systems

The purchase order amounts to approximately $241,000 USD

Tel Aviv, Israel, November 17, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that ParaZero Technologies Ltd. (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, of which Medigus has a 40 percent ownership stake, has received a purchase order for dozens of ParaZero’s SafeAir safety systems for approximately $241,000 USD.

The purchase order was received from a leading global aerospace company focused on UAV development.

“By providing advanced safety systems, ParaZero is pioneering a new way for drones and aerospace to get to market faster. The latest purchase order is proof that ParaZero’s solutions are gaining traction among companies around the world, including LIFT Aircraft and Speedbird Aero,” said Liron Carmel, CEO of Medigus.

ParaZero’s SafeAir System is a unique, patented technology for drones, designed to protect hardware, people, and payload in the event of an in-flight failure. The SafeAir system is a smart parachute system that monitors UAS flight in real time, identifies critical failures and autonomously triggers a parachute in the event of an emergency. The system contains a flight termination system, a black box to enable post-deployment analysis, and a warning buzzer to alert people of a falling drone. In addition to being fully autonomous, the SafeAir system includes a separate remote control for manual parachute deployment capability.

ParaZero has a global distribution footprint and has forged partnerships all around the world, including India, South Korea, the United States, Latin America and Europe. ParaZero also sells its drone safety systems as off-the-shelf solutions, as well as performs integrations with original equipment manufacturers, or OEMs, offering customized, bespoke safety solutions for a large variety of aerial platforms, including multi-rotor, fixed wing, vertical take-off and landing, or VTOL, heavy lifting, and urban air mobility.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com